Exhibit 99.1

VNET Announces Receipt of Withdrawal of Non-binding Offer by Mr. Josh Sheng Chen and Termination of Discussion on Potential Going-Private Transactions

BEIJING, July 11, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that the special committee of the Company’s board of directors (the “Special Committee”) received a letter dated July 10, 2024 from Mr. Josh Sheng Chen (“Mr. Chen”), Founder, Co-Chairperson and interim Chief Executive Officer of VNET, stating that Mr. Chen had determined not to proceed with his preliminary non-binding proposal dated September 13, 2022 to acquire all of the outstanding ordinary shares of the Company (the “Founder Proposal”) and the Founder Proposal was withdrawn with immediate effect.

In light of Mr. Chen’s withdrawal of the Founder Proposal and the lack of substantive progress regarding any other potential going-private or similar transaction of the Company (including with respect to the unsolicited preliminary non-binding proposal received from the Hina Group and Industrial Bank Co., Ltd., Shanghai Branch in April 2022 to acquire all outstanding shares of the Company), the Special Committee has decided to cease any further evaluation of any potential transaction at this time and recommended that the board of directors dissolve the Special Committee. The board of directors approved to dissolve the Special Committee accordingly.

Mr. Chen commented, “I withdrew my privatization proposal as I believe that maintaining VNET’s listing status is better aligned with the Company’s long-term interests given current market conditions. I remain confident in VNET’s growth potential and will continue to devote myself to its high-quality, sustainable development. Looking ahead, guided by our entrepreneurial mission for the next 25 years to bring green direct-current electricity from AIDC to millions of households, VNET will continue to leverage its core strengths to capture AI-driven demand, drive industry-wide progress and upgrades in the AGI era, and inject new vitality into China’s digital economy.”

Mr. Jianbiao Zhu, Chief Executive Officer of Shandong Hi-Speed Holdings Group Limited (“SDHG”) and Co-Chairperson of VNET, said, “We are optimistic about VNET’s future as a listed company and will continue to strengthen our cooperation for mutual success. We are pleased to contribute SDHG’s green energy resources to accelerate VNET’s green, low-carbon transformation for its IDC business. Together, we are building an AI-powered, green infrastructure platform that will comprehensively cover high-performance computing scenarios such as large language model training, bolstering VNET’s leading position in China’s IDC industry.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations on the future performance of VNET, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 10 8456 2121
Email: ir@vnet.com